UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

STAGWELL INC.

(Name of Issuer)

Class A Common Stock

Class C Common Stock

(Title of Class of Securities)

552697104

(CUSIP Number)

Stagwell Agency Holdings LLC

c/o The Stagwell Group LLC

1808 Eye Street, NW, Sixth Floor

Washington, DC 20006

Attention: Mark J. Penn

(917) 765-2638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 552697104	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stagwell Agency Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,804,810 Class A Common Shares (See Items 4 and 5)*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,804,810 (See Items 4 and 5)*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,804,810 (See Items 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7% of Class A Common Shares (See Item 5)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*Reflects the maximum number of Class A Common Shares of the Issuer issuable upon conversion of the 50,000 shares of Series 6 convertible preferred stock (“Series 6 Preferred Shares”) beneficially owned by the Reporting Person that are currently eligible for conversion. The Series 6 Preferred Shares are convertible as described in the Schedule 13D.

**The calculation is based on the 14,285,714 Class A Common Shares of the Issuer beneficially owned by the Reporting Person plus the maximum number of Class A Common Shares issuable upon conversion of the 50,000 Series 6 Preferred Shares beneficially owned by the Reporting Person that are currently eligible for conversion.

SCHEDULE 13D/A

CUSIP No. 552697104	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). The Stagwell Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,919,810 Class A Common Shares; 179,970,051 Class C Common Shares (as defined below) (See Items 4 and 5)*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,919,810 Class A Common Shares; 179,970,051 Class C Common Shares (See Items 4 and 5)*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,919,810 Class A Common Shares; 179,970,051 Class C Common Shares (See Items 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% of Class A Common Shares and 100.0% of Class C Common Shares (See Item 5)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Reflects the maximum number of Class A Common Shares of the Issuer issuable upon conversion of the 50,000 Series 6 Preferred Shares beneficially owned by the Reporting Person that are currently eligible for conversion. The Series 6 Preferred Shares are convertible as described in the Schedule 13D. The Class C Common Shares are voting-only shares that have no economic interest in the Issuer and are not registered or listed shares. The holder of Class C Common Shares, may, at its option, exchange its Class C Common Shares, together with its corresponding economic interest in a wholly-owned subsidiary of the Issuer (collectively, a “Paired Equity Interest”), for Class A Common Shares on a one-to-one basis (i.e., one Paired Equity Interest for one Class A Common Share). The Class C Common Shares are subject to a lock-up agreement that prevents the holder thereof from exchanging such Class C Common Shares for Class A Common Shares until February 2, 2022. As a result, no Reporting Person will acquire beneficial ownership over any Class A Common Shares in respect of such Class C Common Shares for the purposes of this Schedule 13D until December 4, 2021.

**The calculation is based on a total of 195,889,861 shares of common stock of the Issuer beneficially owned by the Reporting Person, consisting of 14,400,714 Class A Common Shares and 179,970,051 Class C Common Shares, plus the maximum number of Class A Common Shares issuable upon conversion of the 50,000 Series 6 Preferred Shares beneficially owned by the Reporting Person that are currently eligible for conversion.

SCHEDULE 13D/A

CUSIP No. 552697104	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mark J. Penn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,944,810 Class A Common Shares; 179,970,051 Class C Common Shares (See Items 4 and 5)*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,944,810 Class A Common Shares; 179,970,051 Class C Common Shares (See Items 4 and 5)*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,944,810 Class A Common Shares; 179,970,051 Class C Common Shares (See Items 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% of Class A Common Shares and 100.0% of Class C Common Shares (See Item 5)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Reflects the maximum number of Class A Common Shares of the Issuer issuable upon conversion of the 50,000 Series 6 Preferred Shares beneficially owned by the Reporting Person that are currently eligible for conversion. The Series 6 Preferred Shares are convertible as described in the Schedule 13D. The Class C Common Shares are voting-only shares that have no economic interest in the Issuer and are not registered or listed shares. The holder of Class C Common Shares, may, at its option, exchange its Paired Equity Interests for Class A Common Shares on a one-to-one basis (i.e., one Paired Equity Interest for one Class A Common Share). The Class C Common Shares are subject to a lock-up agreement that prevents the holder thereof from exchanging such Class C Common Shares for Class A Common Shares until February 2, 2022. As a result, no Reporting Person will acquire beneficial ownership over any Class A Common Shares in respect of such Class C Common Shares for the purposes of this Schedule 13D until December 4, 2021.

** The calculation is based on a total of 195,914,861 shares of common stock of the Issuer beneficially owned by the Reporting Person, consisting of 14,425,714 Class A Common Shares and 179,970,051 Class C Common Shares plus the maximum number of Class A Common Shares issuable upon conversion of the 50,000 Series 6 Preferred Shares beneficially owned by the Reporting Person that are currently eligible for conversion.

SCHEDULE 13D/A

CUSIP No.	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stagwell Media LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,804,810 Class A Common Shares; 179,970,051 Class C Common Shares (See Items 4 and 5)*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,804,810 Class A Common Shares; 179,970,051 Class C Common Shares (See Items 4 and 5)*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,804,810 Class A Common Shares; 179,970,051 Class C Common Shares (See Items 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7% of Class A Common Shares and 100.0% of Class C Common Shares (See Item 5)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Reflects the maximum number of Class A Common Shares of the Issuer issuable upon conversion of the 50,000 Series 6 Preferred Shares beneficially owned by the Reporting Person that are currently eligible for conversion. The Series 6 Preferred Shares are convertible as described in the Schedule 13D. The Class C Common Shares are voting-only shares that have no economic interest in the Issuer and are not registered or listed shares. The holder of Class C Common Shares, may, at its option, exchange its Paired Equity Interests for Class A Common Shares on a one-to-one basis (i.e., one Paired Equity Interest for one Class A Common Share). The Class C Common Shares are subject to a lock-up agreement that prevents the holder thereof from exchanging such Class C Common Shares for Class A Common Shares until February 2, 2022. As a result, no Reporting Person will acquire beneficial ownership over any Class A Common Shares in respect of such Class C Common Shares for the purposes of this Schedule 13D until December 4, 2021.

** The calculation is based on a total of 195,774,861 shares of common stock of the Issuer beneficially owned by the Reporting Person, consisting of 14,285,714 Class A Common Shares and 179,970,051 Class C Common Shares, plus the maximum number of Class A Common Shares issuable upon conversion of the 50,000 Series 6 Preferred Shares beneficially owned by the Reporting Person that are currently eligible for conversion.

SCHEDULE 13D/A

CUSIP No.	Page 6 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stagwell Friends and Family LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,105,051 Class C Common Shares (See Items 4 and 5)*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,105,051 Class C Common Shares (See Items 4 and 5)*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,105,978 Class C Common Shares (See Items 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6% (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* The Class C Common Shares are voting-only shares that have no economic interest in the Issuer and are not registered or listed shares. The holder of Class C Common Shares, may, at its option, exchange its Paired Equity Interests for Class A Common Shares on a one-to-one basis (i.e., one Paired Equity Interest for one Class A Common Share). The Class C Common Shares are subject to a lock-up agreement that prevents the holder thereof from exchanging such Class C Common Shares for Class A Common Shares until February 2, 2022. As a result, no Reporting Person will acquire beneficial ownership over any Class A Common Shares in respect of such Class C Common Shares for the purposes of this Schedule 13D until December 4, 2021.

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) is being filed jointly by: (i) Stagwell Agency Holdings LLC, a Delaware limited liability company, (ii) The Stagwell Group LLC, a Delaware limited liability company, (iii) Stagwell Media LP, a Delaware limited partnership, (iv) Mark J. Penn, a United States citizen, and (v) Stagwell Friends and Family LLC, a Delaware limited liability company (collectively, the “Reporting Persons” and each, individually, a “Reporting Person”), and relates to the Class A common stock (“Class A Common Shares”) and Class C common stock (“Class C Common Shares”) of Stagwell Inc., the Issuer. This Amendment No. 9 amends the original statement on Schedule 13D filed jointly by Stagwell Agency Holdings LLC, The Stagwell Group LLC, and Mark J. Penn with the Securities and Exchange Commission on March 25, 2019, as amended by Amendment No. 1 on June 26, 2020, Amendment No. 2 on October 4, 2020, Amendment No. 3 on December 22, 2020, Amendment No. 4 on June 7, 2021, Amendment No. 5 on June 14, 2021, Amendment No. 6 on June 17, 2021, Amendment No. 7 on July 9, 2021, and Amendment No. 8 on July 16, 2021 (as so amended, the “Schedule 13D”), with respect to the Class A Subordinate Voting Shares of the Issuer (prior to domesticating to Delaware) and, pursuant to a series of transactions, became a wholly-owned subsidiary of the Issuer. The Issuer, as in existence prior to domesticating to Delaware, is referred to herein as “MDC Canada”.

This Amendment No. 9 amends the Schedule 13D as set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning given to such term in the Schedule 13D.

Item 2.         Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) This Amendment No. 9 is being filed by the Reporting Persons.

(b) The address of the principal business office of each of Stagwell Media LP and Stagwell Friends and Family LLC is c/o The Stagwell Group LLC, 1808 Eye Street, NW, Sixth Floor, Washington, DC 20006.

(c) The principal business of Stagwell Media LP is investing in the Issuer. The principal business of Stagwell Friends and Family LLC is investing in the Issuer.

(d) During the last five years, neither Stagwell Media LP nor Stagwell Friends and Family LLC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Stagwell Media LP nor Stagwell Friends and Family LLC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See the cover pages of this Amendment No. 9 for place of organization or citizenship of each of the Reporting Persons.

Item 3.         Source and Amount of Funds or Other Considerations.

The disclosure set forth under Item 4 of this Amendment No. 9 is incorporated herein by reference.

Item 4.         Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Closing of the Transactions

On August 2, 2021 (the “Closing Date”), the Issuer announced that it had consummated the previously announced combination of MDC Canada and certain subsidiaries of Stagwell Media pursuant to the Transaction Agreement.

Pursuant to the Transaction Agreement, MDC Canada domesticated from a Canadian corporation to a Delaware corporation, MDC Delaware. Thereafter, MDC Delaware merged with Midas Merger Sub 1 LLC (the “MDC Merger”), with MDC Delaware continuing as the surviving corporation and wholly-owned subsidiary of New MDC, OpCo. Following the MDC Merger, OpCo converted into a limited liability company and changed its name to “Midas OpCo Holdings LLC”. Concurrent with the MDC Merger, New MDC converted into a Delaware corporation and, after the MDC Merger, succeeded MDC Delaware as the publicly-traded company under the name “MDC Stagwell Holdings Inc.”

On the Closing Date, Stagwell Media contributed (i) to OpCo, the issued and outstanding equity interest of Stagwell Marketing Group Holdings LLC (“SMGH”), the direct owner of the Stagwell Media subsidiaries that own and operate a portfolio of marketing services companies, in exchange for 179,970,051 common units of OpCo (“OpCo Common Units”) and (ii) to the Issuer, $1,800 in cash in exchange for 179,970,051 shares of the Issuer’s Class C Common Shares (such contributions, the “Stagwell Contributions”). Following the Stagwell Contributions, the Issuer changed its name to “Stagwell Inc.”

On the Closing Date, pursuant to the terms of the Transaction Agreement, the Issuer entered into additional agreements, including, among others:

●

the Registration Rights Agreement among the Issuer, Stagwell Media and certain Stagwell Media affiliates, pursuant to which, among other things and subject to certain restrictions, the Issuer is required to file with the SEC a registration statement on Form S-3 registering for resale certain of the Issuer’s Class A Common Shares and to conduct certain underwritten offerings upon the request of holders of registrable securities. The Registration Rights Agreement provides that no shares will be sold thereunder prior to the date that is 91 days after the Closing Date. The Registration Rights Agreement also provides holders of registrable securities with certain customary piggyback registration rights;

●

the Tax Receivable Agreement among the Issuer, OpCo and Stagwell Media, pursuant to which the Issuer agreed to pay Stagwell Media eighty-five percent (85%) of the cash savings, if any, with respect to U.S. federal, state and local income tax or franchise tax actually realized in connection with the Transactions and the terms of the Tax Receivable Agreement; and

●

the Information Rights Letter Agreement among the Stagwell Parties and the Issuer, pursuant to which the Stagwell Parties are provided the right to (i) receive the Issuer’s annual and quarterly financial statements, (ii) access the Issuer’s records and premises and (iii) to receive additional financial and operating data reasonably requested by the Stagwell Parties. The Information Rights Letter Agreement terminates when the Stagwell Parties no longer beneficially own more than ten percent (10%) of the then issued and outstanding voting securities of the Issuer.

Each of the foregoing descriptions does not purport to be complete and is qualified in its entirety by reference to each of the Registration Rights Agreement, the Tax Receivable Agreement and the Information Rights Letter Agreement, copies of which are filed as Exhibits AA, BB, and CC, respectively, and incorporated herein by reference.

Amendment to Series 6 Convertible Preferred Stock

As previously disclosed, SAH entered into the Stagwell Letter Agreement. On August 4, 2021, pursuant to the terms of the Stagwell Letter Agreement and following the consummation of the Transaction, the Issuer entered into an amendment to the Purchase Agreement (the “Stagwell SPA Amendment”) by and between the Issuer and SAH, pursuant to which the Purchase Agreement was amended to reflect certain additional definitions, including the Series 6 Preferred Shares.

On August 4, 2021, the Issuer filed with the Delaware Secretary of State an amended and restated Certificate of Amendment to the Certificate of Designation of the Issuer’s Series 6 Convertible Preferred Stock (the “Certificate of Amendment”) providing, among other things, that the Series 6 Preferred Shares of the Issuer will have an accretion rate on the base liquidation preference of zero percent per annum from the date hereof until the one year anniversary thereof..

The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Stagwell SPA Amendment and the Certificate of Amendment, copies of which are filed as Exhibits DD and EE and are incorporated herein by reference.

Item 5.         Interest in Securities of the Issuer.

Subparts (a) and (b) of Item 5 of the Original Schedule 13D are hereby amended and restated as follows:

Calculations of the percentage of Class A Common Shares and Class C Common Shares beneficially owned are based on the number of outstanding Class A Common Shares and Class C Common Shares of the Issuer beneficially owned by the applicable Reporting Person plus the maximum number of Class A Common Shares issuable upon conversion of Series 6 Preferred Shares beneficially owned by such Reporting Person that are currently eligible for conversion on and subject to the Ownership Limitation described in Item 6 and assumes that there are a total of 78,601,838 Class A Common Shares outstanding and 179,970,051 Class C Common Shares outstanding as of the date hereof.

The aggregate number and percentage of shares of Class A Common Shares and Class C Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Class A Common Shares and Class C Common Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 9 and are incorporated herein by reference.

As of the date hereof, Stagwell Agency Holdings LLC directly holds 14,285,714 Class A Common Shares and 50,000 Series 6 Preferred Shares. The current aggregate liquidation preference of the Preference Shares is $59,979,410, subject to an 8.0% accretion, compounded quarterly beginning on August 4, 2022 until March 14, 2024. The current Conversion Price is $5.00 per Preference Share, subject to customary anti-dilution protection, and therefore, the Preference Shares are convertible into 11,995,882 Class A Common Shares, before giving effect to the Ownership Limitation described in Item 6.

As of the date hereof, The Stagwell Group LLC directly holds 115,000 Class A Common Shares.

As of the date hereof, Mark J. Penn directly holds 574,051 Class A Common Shares, of which 549,051 are shares of unvested restricted stock that are not scheduled to vest until December 31, 2022 subject to achievement of financial performance targets and continued employment.

As of the date hereof, Stagwell Media LP directly holds 160,864,073 Class C Common Shares.

As of the date hereof, Stagwell Friends and Family LLC directly holds 19,105,978 Class C Common Shares.

The Stagwell Group LLC is the manager of Stagwell Agency Holdings LLC. Mark J. Penn is the controlling person of The Stagwell Group LLC. Stagwell Media LP is the manager of Stagwell Friends and Family LLC. Mark J. Penn is the controlling person of Stagwell Media LP

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any Class A Common Shares or Class C Common Shares of the Issuer except as described herein.

Neither the filing of this Amendment No. 9 nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this statement for purposes of Section 13(d) of the Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, except to the extent of its or his pecuniary interest therein, if any, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any Reporting Person is a member of a “group” for the purposes of Sections 13(d) or 13(g) of the Exchange Act.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure set forth under Item 4 of this Amendment No. 9 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit U	Joint Filing Agreement, dated as of August 3, 2021, by and among the Reporting Persons.

Exhibit V	Power of Attorney of Stagwell Agency Holdings LLC.

Exhibit W	Power of Attorney of The Stagwell Group LLC.

Exhibit X	Power of Attorney of Stagwell Media LP.

Exhibit Y	Power of Attorney of Stagwell Friends and Family LLC.

Exhibit Z	Power of Attorney of Mark J. Penn.

Exhibit AA

Registration Rights Agreement, dated August 2, 2021 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 2, 2021 (SEC File No. 001-13718) and incorporated herein by reference).

Exhibit BB	Tax Receivable Agreement, dated August 2, 2021 (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on August 2, 2021 (SEC File No. 001-13718) and incorporated herein by reference).

Exhibit CC

Information Rights Letter Agreement, dated August 2, 2021 (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on August 2, 2021 (SEC File No. 001-13718) and incorporated herein by reference).

Exhibit DD	Amendment to Securities Purchase Agreement, dated August 4, 2017, by and between Stagwell Inc. and Stagwell Agency Holdings LLC (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on August 4, 2021 (SEC File No. 001-13718) and incorporated herein by reference).

Exhibit EE	Certificate of Amendment to the Series 6 Certificate of Designation of the Issuer (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on August 4, 2021 (SEC File No. 001-13718) and incorporated herein by reference).

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 4, 2021

STAGWELL AGENCY HOLDINGS LLC By: The Stagwell Group LLC, its manager

By:	/s/ Mark J. Penn
Name: Mark J. Penn Title: Manager

THE STAGWELL GROUP LLC

By:	/s/ Mark J. Penn
Name: Mark J. Penn Title: Manager

STAGWELL MEDIA LP By: The Stagwell Group LLC, its manager

By:	/s/ Mark J. Penn
Name: Mark J. Penn Title: Manager

STAGWELL FRIENDS AND FAMILY LLC By: Stagwell Media LP, its manager

By:	/s/ Mark J. Penn
Name: Mark J. Penn Title: Manager, The Stagwell Group LLC, Manager, Stagwell Media LP